Exhibit 99.61

[Sandstorm Resources Logo]	[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM RESOURCES ANNOUNCES NAME CHANGE TO SANDSTORM GOLD

Vancouver, British Columbia, February 17, 2011 – Sandstorm Resources Ltd. (“Sandstorm”) (TSX-V: SSL) has changed its name to Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) effective today, February 17, 2011. The name change has been accepted by the TSX Venture Exchange and approved by Sandstorm’s board of directors.

The Sandstorm Gold common shares and warrants will each commence trading on the TSX Venture Exchange under the new name at market open today, February 17, 2011. The trading symbols for the common shares (“SSL”), the warrants expiring April 23, 2014 (“SSL.WT”) and the warrants expiring October 19, 2015 (“SSL.WT.A”) remain unchanged.

“The decision to change the name to Sandstorm Gold was taken to ensure shareholders understood that the Company is committed to remaining a pure precious metals vehicle in the future,” stated Nolan Watson, President and Chief Executive Officer of Sandstorm Gold. “Non-precious metal streaming acquisitions will be completed in the recently launched Sandstorm Metals & Energy Ltd, while Sandstorm Gold remains as the only pure gold metal streaming company available to investors.”

Holders of share and warrant certificates in the Company’s prior name do not need to take any action as a result of the name change.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. and Metanor Resources Inc. For more information visit: http://www.sandstormgold.com.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

[Sandstorm Resources Logo]	[Sandstorm Gold Logo]

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM